QUEST                                       Quest Resource Corporation
      -----                                       9520 N. May Avenue, Suite 300
Resource Corporation                              Oklahoma City, Oklahoma 73120
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January 31, 2006

Securities and Exchange Commission
Attn:  Ms. Mellissa Campbell Duru
Division of Corporation Finance
Washington, D.C.  20549

Re:  Registration Statement on Form S-1 (File No. 333-130259)
     --------------------------------------------------------

Dear Ms. Duru:

         Quest Resource Corporation (the "Company") hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement filed on December 12, 2005 referenced above be accelerated so that the same will become effective at 3:00 p.m. Eastern Standard Time on February 1, 2006 or as soon thereafter as is practicable. In connection with this request, the Company hereby acknowledges the following:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     3. the Company may not assert the action by the Commission in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions, you may contact me at (405) 488-1304.


                                           Sincerely,

                                           Quest Resource Corporation


                                           /s/ Jerry D. Cash
                                           Jerry D. Cash
                                           Chief Executive Officer and President